Phone:	(202) 772-5887
Fax:	(202) 572-1434
Email:	Gottfried@BlankRome.com

May 7, 2008

VIA EDGAR AND FAX TO (202) 772-9203

Peggy Kim, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

Re:	Specialized Health Products International, Inc.
Additional Soliciting Materials Filed Pursuant to Rule 14a-12
Filed April 22, 2008 by Weequahic Partners, LLC and Eric S. Weinstein
File No. 001-00091

Dear Ms. Kim:

On behalf of our client, Weequahic Partners, LLC (“Weequahic”) and its principal Eric S. Weinstein (collectively, the “Filing Parties”), we have set forth below their responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated April 29, 2008 (the “Comment Letter”), commenting on the soliciting materials of the Filing Parties that were filed with the Commission on April 22, 2008, including the letter from Weequahic to the Board of Directors of Specialty Health Products International, Inc. (“SHPI”) and a related press release (collectively, the “Weequahic Soliciting Materials”).  For the Staff’s convenience and ease of reference, the numbered paragraphs below correspond to the paragraph numbers in the Comment Letter and the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Weequahic Soliciting Materials.  In connection with this letter, please find the requisite filing persons’ statement attached hereto as Annex A.

Watergate, 600 New Hampshire Avenue, NW Washington, DC 20037

www.BlankRome.com

Delaware • Florida • New Jersey • New York • Ohio • Pennsylvania • Washington, DC • Hong Kong

Peggy Kim, Esq.
May 7, 2008

Additional Soliciting Materials

General

1.
The filings make several references to a future proxy solicitation, “WHEN AND IF COMPLETED” and, in the process, imply that the filing non-management definitive proxy statement is not a foregone conclusion.  The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted.  Parties intending to reply upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies.  See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov.  Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-12 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Specialized Health Products International, Inc. security holders.

Response:  The Filing Parties acknowledge the Staff’s comment and hereby confirm that, to the extent they engage in any further communications with SHPI’s security holders with respect to SHPI’s acquisition by C.R. Bard, Inc., the Filing Parties do not currently intend to continue to rely on Rule 14a-12 for such communications and, in lieu thereof, intend to seek an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A.

2.
In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Also, refrain from making any insupportable statements.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following examples of statements or assertions in our materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and re-characterization as statements of belief or opinion:

	●	“the trading price of SHPI would otherwise trade at or above the offer price of $1.00 per share before taking into consideration any control premium” and
	●	“earnings per share excluding non-recurring items we estimate would have been $0.02 per share.”
●
“…the $1.00 offer price implies by our estimate an approximately 25-30% IRR to any strategic acquirer assuming elimination of corporate overhead…” and “implies a potentially higher IRR in the 35-40% range using a more reasonable range of terminal multiples…”

Peggy Kim, Esq.
May 7, 2008

Response:  The Filing Parties acknowledge the Staff’s comment and hereby confirm that, in future filings, they will seek to characterize each statement or assertion of opinion or belief as such, and will seek to ensure that a reasonable basis for each opinion or belief exists.  The Filing Parties also agree that, in future filings, to the extent that support for opinions or beliefs are not self-evident, that they will either disclose the support in their materials or provide such support to the Staff on a supplemental basis.

With respect to the three statements for which the Staff has requested support on a supplemental basis, the Filing Parties supplementally advise the Staff as follows:

(a) “the trading price of SHPI would otherwise trade at or above the offer price of $1.00 per share before taking into consideration any control premium” and

The above quote viewed in full context reads as follows: “Indeed, performance of the selected public company trading comparables by CIT on average have risen 11% since the transaction was announced on March 10, suggesting the trading price of SHPI would otherwise trade at or above the offer price of $1.00 per share before taking into consideration any control premium. Over this time period, the small cap comparables (ANGO, ICUI and MMSI) have on average outperformed the large cap peer group.”

The below exhibit shows the closing price of SHPI on 3/10/08 and then on 4/18/08 as if it experienced the same performance as the CIT Selected Public Comparables and as if it experienced the same performance as the Small Cap CIT Selected Public Comparables as SHPI has a $68.4M market cap at the proposed acquisition price as opposed to the $9B-$24B market caps of BDX, BCR and COV. All of the public selected comparables that were classified as “small cap” have market caps below $1B. In either case, however, the analysis suggests that SHPI would trade at or above the offer price of $1.00 per share. The Filing Parties further note that this analysis ignores the record results reported for the fourth quarter, announced simultaneously with the proposed sale of SHPI.

Peggy Kim, Esq.
May 7, 2008

								Small-Cap
	ANGO	BDX	BCR	COV	ICUI	MMSI	Mean (1)	Mean (2)
Stock Price on 3/10/08	$9.95	$84.03	$91.77	$40.45	$25.49	$14.41
Stock Price on 4/18/08	$13.24	$84.32	$97.38	$46.56	$24.13	$16.53

% Change	33%	0%	6%	15%	-5%	15%	11%	14%

							SHPI	SHPI
Stock Price on 3/10/08							$0.90	$0.90
Implied % Change For Mean Stock Price Performance of CIT Selected Public Comparables							11%	14%
Implied % Change For Mean Stock Price Performance of Small Cap CIT Selected Public Comparables
Implied Stock Price on 4/18/08							$1.00	$1.03

Note: (1) Mean stock price performance for all CIT selcted public comprables as out forth in the Preliminary Proxy Statement. (2) Mean stock price performance for all CIT selcted public comprables with market capitalizations under $1B including ANGO, ICUI, and MMSI. Given the proposed acquisition of SHPI for $68.4 million, we believe these are the more approriate comparables for the Company.

(b)  “earnings per share excluding non-recurring items we estimate would have been $0.02 per share.”

The below exhibit adjusts reported net income for SHPI’s quarter ended December 31, 2007 for non-recurring items, which the Filing Parties calculate at $0.02 per basic and diluted share:

Specialized Health Products International, Inc.
Three Months Ended
Recurring GAAP Earnings:	December 31, 2007
Net Income	$896,539
- Inventory Adjustment	(236,000)
+ Severance Charge	150,000
+ Patent Litigation Expense	250,000
- Estimated AMT Adjustment	(3,280)
Recurring Net Income	1,057,259

Recurring GAAP Net Income	$0.02
Per Basic and Diluted Share

Note: The "Inventory Adjustment" applies to the full year and only partially for the Q4, though the entire adjustment was applied to the period results. While only a portion of the full amount should be subtracted we have conservatively adjusted for the entire amount as there has been no further discolsure by the Company. We have made no adjustments for transaction related expenses as there has been no disclosure by the Company.

(c)  “…the $1.00 offer price implies by our estimate an approximately 25-30% IRR to any strategic acquirer assuming elimination of corporate overhead…” and “implies a potentially higher IRR in the 35-40% range using a more reasonable range of terminal multiples…

Peggy Kim, Esq.
May 7, 2008

Because SHPI did not make management projections available in the Preliminary Proxy Materials, the Filing Parties made certain assumptions in order to estimate the IRRs under the above scenarios. The estimate of $2.5M in annual overhead expenses was obtained in prior discussions that the Filing Parties had with SHPI’s management.  Due to the relatively high discount rates used by CIT in it’s Discounted Cash Flow Analysis, the Filing Parties assumed that SHPI was treated as a 100% equity financed company. Terminal year EBITDA per share was calculated by taking the low-end of CIT’s Selected Reference Range, which the Filing Parties believe was the result of using the lowest terminal multiple and highest discount rate employed in CIT’s analysis. Corporate overhead used in the terminal year was assumed to have the same present value, and added to the terminal year EBITDA per share resulting in terminal year EBITDA (Ex-Corporate overhead) per share. This figure was then grossed up for alternative terminal multiple assumptions before generating IRRs. The Filing Parties acknowledge this analysis is slightly imperfect, since it is difficult to properly adjust for interim free cash flows without management’s projections, but also conservative, since, in this analysis, IRRs have been generated from the end of 2007 instead of June 2008 when the proposed transaction is expected to close.

[Balance of Page Intentionally Left Blank]

Peggy Kim, Esq.
May 7, 2008

CIT DCF Analysis Assumptions
	Low		High
Discount Rate	16%		20%
EBITDA Multiple	7.0	x	9.0	x

Selected Reference	$0.99		$1.14
Range (Per Share)

Year Ended December 31,					2007	2008	2009	2010	2011	2012
Per Share Value @ 20% Disc Rate					$0.99	$1.19	$1.43	$1.71	$2.05	$2.46
Implied EBITDA Per Share @ 7.0x Terminal Multiple										$0.35
Corporate Overhead Per Share					$0.04	$0.04	$0.05	$0.06	$0.08	$0.09
Implied EBITDA Per Share (Ex-Corporate Overhead)										$0.44

Using a Terminal EBITDA Multiple Range of 7.0x to 9.0x Per CIT Assumptions:
Implied Terminal Value @ 7.0x EBITDA (Ex-Corporate Overhead)										$3.10
Proposed Acquisition Price					$1.00

Implied IRR					25%

Implied Terminal Value @ 9.0x EBITDA (Ex-Corporate Overhead)										$3.99
Proposed Acquisition Price					$1.00

Implied IRR					32%

Using a Terminal EBITDA Multiple Range of 10.0x to 12.0x Per Weequahic Assumptions:
Implied Terminal Value @ 10.0x EBITDA (Ex-Corporate Overhead)										$4.43
Proposed Acquisition Price					$1.00

Implied IRR					35%

Implied Terminal Value @ 12.0x EBITDA (Ex-Corporate Overhead)										$5.31
Proposed Acquisition Price					$1.00

Implied IRR					40%

3.
In future filings, avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis.  The following statements should be revised or deleted.  This list is not intended to be exhaustive:

	●	“…criticized the Board for adopting a ‘cut and run’ approach...,”
	●	“…fails miserably to maximize value for all SHPI shareholders…,”
	●	“[t]his Board of Directors is seeking to deprive stockholders of the opportunity to realize the benefits from this and other value-enhancing initiatives…”

Peggy Kim, Esq.
May 7, 2008

Response:  The Filing Parties acknowledge the Staff’s comment and hereby confirm that, in future filings, they will seek to avoid issuing any statements in their solicitation materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  The Filing Parties further confirm that, in future filings, they either will refrain from repeating in their solicitation materials the statements cited by the Staff as being offending or will revise such statements.

4.
We note your statement that ignoring non-recurring items and accounting changes, you expect that SHPI will out-earn management’s guidance of 5 to 7 cents per share for 2008.  See note (a) to Rule 14a-9, which proscribes predictions as to specific future market values in the absence of reasonable factual support.  Please confirm that any future implied or express asset valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.  See Exchange Act Release No. 16833 (May 23, 1980).

Response: The Filing Parties acknowledge the Staff’s comment and hereby confirm that, in future filings, to the extent that any future implied or express asset valuations are included, such valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.

5.
We note your statement that the Weequahic Group shall not be responsible or have any liability for any misinformation contained in any SEC filing or third party report.  Please ensure that future filings clarify that the participants are responsible for the information filings made by them.

Response: The Filing Parties acknowledge the Staff’s comment and hereby confirm that they will seek to clarify, in future filings, that they and other participants, if any, are responsible for the information filings made by them.

Peggy Kim, Esq.
May 7, 2008

*   *   *   *   *   *

If you have any questions regarding these responses or wish to discuss them, please feel free to contact me at (202) 772-5887.  In addition, you may direct correspondence to me by facsimile at (202) 572-1434.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:	Eric S. Weinstein
Weequahic Partners, LLC
108 Straube Center Blvd., Suite 1-9
Pennington, NJ 08534

Weequahic Partners, LLC	108 Straube Center Blvd.
Suite I-9
Pennington, NJ 08534

May 7, 2008

VIA EDGAR AND FAX TO (202) 772-9203

Peggy Kim, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

Re:	Specialized Health Products International, Inc.
Additional Soliciting Materials Filed Pursuant to Rule 14a-12
Filed April 22, 2008 by Weequahic Partners, LLC and Eric S. Weinstein
File No. 001-00091

Dear Ms. Kim:

Weequahic Partners, LLC and Eric Weinstein (collectively, the “Filing Parties”) hereby provide the following statements with respect to the above-referenced filing:

1.    That the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filing;

2.    That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.    That the Filing Parties may not assert staff comments as a defense in any or proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric S. Weinstein
Eric S. Weinstein

WEEQUAHIC PARTNERS, LLC

By: /s/ Eric S. Weinstein
President and Chief Executive Officer